# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R502
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 360 Madison Avenue, 25th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001823138

## Reporting persons
- Two Seas Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 657,219; shared voting power 0; sole dispositive power 657,219; shared dispositive power 0; aggregate amount beneficially owned 657,219 (9.99% of the class)
- Two Seas Capital GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 657,219; shared voting power 0; sole dispositive power 657,219; shared dispositive power 0; aggregate amount beneficially owned 657,219 (9.99% of the class)
- Sina Toussi: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 657,219; shared voting power 0; sole dispositive power 657,219; shared dispositive power 0; aggregate amount beneficially owned 657,219 (9.99% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 Madison Avenue, 25th Floor, New York, New York, 10017

## Item 2. Person Filing
Name of person filing:
The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons")

(i) Two Seas Capital LP ("TSC");
(ii) Two Seas Capital GP LLC ("TSC GP"); and
(iii) Sina Toussi.

This statement relates to the Common Stock, $0.001 par value per share (the "Common Stock"), of PAVmed Inc. (the "Issuer") held by Two Seas Global (Master) Fund LP (the "Global Fund"). The principal business of TSC is providing investment advice as a registered investment adviser and serving as investment manager to the Global Fund. As such, TSC has been granted investment discretion over portfolio investments, including the Common Stock, held by or for the account of the Global Fund, including the Global Fund's voting and discretionary decisions. TSC GP serves as general partner of TSC. Sina Toussi serves as the chief investment officer of TSC and managing member of TSC GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 32 Elm Place - 3rd Floor, Rye, New York 10580.
Citizenship:
(i) Two Seas Capital LP is a Delaware limited partnership;
(ii) Two Seas Capital GP LLC is a Delaware limited liability company; and
(iii) Sina Toussi is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned as of March 31, 2026:

TSC - 657,219 shares of Common Stock
TSC GP - 657,219 shares of Common Stock
Sina Toussi - 657,219 shares of Common Stock
Percent of class:
Percent of class as of March 31, 2026:

TSC - 9.99%
TSC GP - 9.99%
Sina Toussi - 9.99%

The shares of Common Stock deemed to be beneficially owned reported for Item 4 total 657,219. The aforementioned shares reported for Item 4 include (i) 461,539 shares of Common Stock held by the Global Fund and (ii) 195,680 shares of Common Stock that may be obtained within 60 days through the exercise of warrants, after giving effect to beneficial ownership limitations. The total number of warrants that would, in the absence of the beneficial ownership blocker, relate to the shares of Common Stock are a total 461,539 warrants to purchase shares of Common Stock held by the Global Fund. TSC may be deemed to have sole power to vote and sole power to dispose of the shares of Common Stock and shares of Common Stock issuable upon the exercise of warrants held by the Global Fund, through its capacity as investment adviser of the Global Fund. TSC GP may be deemed to have sole power to vote and sole power to dispose of the shares of Common Stock and the shares of Common Stock issuable upon the exercise of warrants held by the Global Fund, through its capacity as general partner of TSC. Sina Toussi may be deemed to have sole power to vote and sole power to dispose of the shares of Common Stock and shares of Common Stock issuable upon the exercise of warrants held by Global Fund, through his capacity as Managing Member of TSC GP.

The percentages reported for Item 4(b) are calculated based on a total of 6,383,089 shares of Common Stock outstanding on March 31, 2026, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 14, 2026, plus the 195,680 shares of Common Stock that may be obtained within 60 days through the exercise of warrants, after giving effect to beneficial ownership limitations.
Sole power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons had sole power to vote or to direct the vote of 657,219 shares of Common Stock.
Shared power to vote or to direct the vote: As of March 31, 2026, the Reporting Persons had shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons had sole power to dispose or to direct the disposition of 657,219 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of March 31, 2026, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Item 4, which is incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2, which is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Two Seas Capital LP: /s/ Sina Toussi, Sina Toussi / Managing Member of Two Seas Capital GP LLC, its General Partner (05/15/2026)
- Two Seas Capital GP LLC: /s/ Sina Toussi, Sina Toussi / Managing Member (05/15/2026)
- Sina Toussi: /s/ Sina Toussi, Sina Toussi / Self (05/15/2026)